EXECUTIVE AGREEMENT

 This Agreement (the "Agreement") is made and effective JANUARY 1, 2015,

BETWEEN:	SANDOR (ALEX) MIKLOS (the President.) an individual at: 163 Killian Rd Maple On L6A 1A8

AND:	TSI SPORTS INC (the "Company"), a company organized and existing under the laws of Nevada with its head office located at:

711 S Carson St Ste 4, Carson City, 89701

In the event of a conflict in the provisions of any attachments hereto and the provisions set forth in this Agreement, the provisions of such attachments shall govern.

In consideration of the foregoing and of the mutual promises set forth herein, and intending to be legally bound, the parties hereto agree as follows:

1.	RECITALS

a.	President has expertise in the Company's needs in financial and business management and is willing to provide management services to the Company.

b.	The Company is willing to engage President, on the terms and conditions set forth herein.

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c.	The Company has spent significant time, effort, and money to develop certain Proprietary Information (as defined below), which the Company considers vital to its business and goodwill.

d.	The Proprietary Information will necessarily be communicated to or acquired by President in the course of providing management services to the Company, and the Company desires to obtain the services of President, only if, in doing so, it can protect its Proprietary Information and goodwill.

2.	SERVICES

President agrees to perform for Company the services listed in Appendix A. and executed by both Company and President. Such services are hereinafter referred to as “Services.”

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SERVICES PERIOD

2.1. Basic Term

The Company hereby retains the President and President agrees to render to the Company those services described in 3. And Appendix A for the period of 1 year renewable automatically on each anniversary date the following year unless notified in writing with 30 days’ notice.

3.	DUTIES AND RESPONSIBILITIES

a.	President hereby agrees to provide and perform for the Company: as President and Chief Executive Officer (CEO), with all the benefits it affords and fiduciary responsibilities it entails, managing the Company, supervising employees and others, supervising departments, business groups personnel as required; negotiating contracts; As set out in Appendix A and as further mutually agreed to.

b.	Represent the Company in senior executive role as its CEO with other companies, employees and agents, financial professionals as required, in meetings with any professionals in any of the above fields, negotiating terms of contract, administrational systems, and any other services as outlined by the Company and agreed to by the President.

c.	President shall devote its best efforts to the performance of the services and to such other services as may be reasonably requested by the Company and hereby agrees to devote, unless otherwise requested in writing by the Company, as many as hours required to diligently complete the tasks as outlined above and further in Appendix A

4.	COMPENSATION, BENEFITS AND EXPENSES

4.1.	Compensation

In consideration of the services to be rendered hereunder, including, without limitation, services to any Affiliated Company, President shall be issued 100,000 common shares annually in addition to any other financial compensation. The shares will have deemed to be earned in proportion and at the end of each month. For example, at the end of each month the President will have earned 1/12 of his compensation. The President and Company may agree on an increase in the compensation based on the market conditions and work load of President. To amend the Compensation simple letter attachment giving the new amount signed by both parties shall suffice.

4.2.	Expenses

The Company will reimburse President for travel and other business expenses incurred in the performance of the duties hereunder in accordance with the Company’s general policies, as they may be amended from time to time during the course of this Agreement.

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5.	TERMINATION OF MANAGEMENT RELATIONSHIP

5.1. Termination Due to Bankruptcy, Receivership and Notice

The Management Period shall terminate and the Company’s obligations hereunder (including the obligation to pay President compensation under Section 3 shall cease upon the occurrence of: (i) the appointment of a receiver, liquidator, or trustee for the Company by decree of competent authority in connection with any adjudication or determination by such authority that the Company is bankrupt or insolvent; (ii) the filing by the Company of a petition in voluntary bankruptcy, the making of an assignment for the benefit of its creditors, or the entering into of a composition with its creditors; or (iii) any formal action of the Board to terminate the Company’s existence or otherwise to wind up the Company’s affairs;

(iv) Company or President may terminate this agreement with 30 days written notice.

5.2 TERMINATION OBLIGATIONS

President hereby acknowledges and agrees that all property, including, without limitation, all books, manuals, records, reports, notes, contracts, lists, blueprints, and other documents, or materials, or copies thereof, Proprietary Information, and equipment furnished to or prepared by President or its Agents in the course of or incident to its rendering of services to the Company, including, without limitation, records and any other materials pertaining to Invention Ideas belong to the Company and shall be promptly returned to the Company upon termination of the Agreement. Following termination, neither President nor any of its Agents will retain any written or other tangible material containing any Proprietary Information.

6.	Automatic Renewal and Extension

The Agreement is automatically renewed on January 1 of each next calendar year for one year unless terminated as outlined in 5.1

7	ASSIGNMENT; SUCCESSORS AND ASSIGNS

President may not assign or transfer all or any portions of this agreement without written approval from the Company. Nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this Agreement and the performance of its obligations hereunder to any successor in interest or any Affiliated Company. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

8	TIME DEVOTED TO WORK

In the performance of the aforesaid services and the hours President is to work on any given day will be entirely within President's control and Company will rely upon President to put in such number of hours as is reasonably necessary to fulfill the spirit and purpose of this contract.

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9	CONFIDENTIAL INFORMATION

Each party hereto (“Such Party”) shall hold in trust for the other party hereto (“Such Other Party”), and shall not disclose to any non-party to the Agreement, any confidential information of such Other Party. Confidential information is information which relates to Such Other Party’s research, development, trade secrets or business affairs, but does not include information which is generally known or easily ascertainable by non-parties of ordinary skill in computer systems design and programming.

President hereby acknowledges that during the performance of this contract, the President may learn or receive confidential Company information and therefore President hereby confirms that all such information relating to the client’s business will be kept confidential by the President, except to the extent that such information is required to be divulged to the President’s clerical or support staff or associates in order to enable President to perform President’s contract obligation.

a)	President agrees not to disclose or use, except as required in President's duties, at any time, any information disclosed to or acquired by President during the term of this contract. President shall disclose promptly to Company all inventions, discoveries, formulas, processes, designs, trade secrets, and other useful technical information and know-how made, discovered, or developed by President (either alone or in conjunction with any other person) during the term of this contract. President agrees that he shall not, without the written consent of Company, disclose to third parties or use for his own financial benefit or for the financial or other benefit of any competitor of Company, any information, data, and know-how, manuals, disks, or otherwise, including all programs, decks, listings, tapes, summaries of any papers, documents, plans, specifications, or drawings.

b)	President shall take all reasonable precautions to prevent any other person with whom President is or may become associated from acquiring confidential information at any time.

c)	President agrees that all confidential information shall be deemed to be and shall be treated as the sole and exclusive property of Company.

d)	Upon termination of this contract, President shall deliver to Company all drawings, manuals, letters, notes, notebooks, reports, and all other materials (including all copies of such materials), relating to such confidential information which are in the possession or under the control of President. President shall sign secrecy agreements provided by Company.

10	STATUS OF PRESIDENT

President is representing the company in a senior executive role as its President and Chief Executive Officer. The order or sequence in which the work is to be performed shall be under the control of President. Except to the extent that the President’s work must be performed on or with Company’s computers, his own computers shall suffice. Company shall not provide any insurance coverage of any kind for President, and Company will not withhold any amount that would normally be withheld from an employee’s pay.

Each of the parties hereto agrees that, while performing Services under this Agreement, and for a period of 36 months following the termination of this Agreement, neither party will, except with the other party’s written approval, solicit or offer employment to the other party’s employees or staff engaged in any efforts under this Agreement.

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11	COMPANY REPRESENTATIVE

The Company during the performance of this contract with respect to the services and deliverables as defined herein may appoint anyone in its sole discretion.

12	DISPUTES

Any disputes that arise between the parties with respect to the performance of this contract shall be submitted to binding arbitration with an arbitration association agreed, to be determined and resolved by an acceptable by both parties and the parties hereby agree to share equally in the costs of said arbitration.

The final arbitration decision shall be enforceable through the courts of the state of President’s address or any other province in which the Company resides or may be located. In the event that this arbitration provision is held unenforceable by any court of competent jurisdiction, then this contract shall be as binding and enforceable.

13	TAXES

Any and all taxes, except income taxes, imposed or assessed by reason of this contract or its performance, including but not limited to sales or use taxes, shall be paid by the Company.

14	NON-COMPETITION

The President will keep in strictest confidence, both during the term of this Agreement and subsequent to termination of this Agreement, and will not during the term of this Agreement or thereafter disclose or divulge to any person, firm or corporation, or use directly or indirectly, for his own benefit or the benefit of others, any information which in good faith and good conscience ought to be treated as confidential information including, without limitation, information relating to the software developed by the Company, information as to sources of, and arrangements for, hardware supplied to customers or clients of the Company, submission and proposal procedures of the Company, customer or contact lists or any other confidential information or trade secrets respecting the business or affairs of the Company which the President may acquire or develop in connection with or as a result of the performance of his services hereunder. In the event of an actual or threatened breach by the President of the provisions of this paragraph, the Company shall be entitled to injunctive relief restraining the President from the breach or threatened breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the President.

15	ENFORCEABLE

The provisions of this Agreement shall be enforceable notwithstanding the existence of any claim or cause of action of the President against the Company whether predicated on this Agreement or otherwise.

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16	REPRESENTATIONS AND WARRANTIES

President represents and warrants (i) that President has no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with President's undertaking this relationship with the Company, (ii) that the performance of the services called for by this Agreement do not and will not violate any applicable law, rule or regulation or any proprietary or other right of any third party, (iii) that President will not use in the performance of his responsibilities under this Agreement any confidential information or trade secrets of any other person or entity and (iv) that President has not entered into or will enter into any agreement (whether oral or written) in conflict with this Agreement.

It is understood that the President has and will have other jobs, work and or assignments while performing their duties for the Company. It is also understood that the President at its sole discretion assign their time necessary and appropriate to perform the duties as described in 3 and Appendix A.

17	INJUNCTIVE RELIEF

The President acknowledges that disclosure of any Confidential Information by him will give rise to irreparable injury to the Company or the owner of such information, inadequately compensable in damages. Accordingly, the Company or such other party may seek and obtain injunctive relief against the breach or threatened breach of the foregoing undertakings, in addition to any other legal remedies which may be available.

The President further acknowledges and agrees that the covenants contained herein are necessary for the protection of the Company's legitimate business interests and are reasonable in scope and content.

18	COMPLETE AGREEMENT

This agreement contains the entire agreement between the parties hereto with respect to the matters covered herein. No other agreements, representations, warranties or other matters, oral or written, purportedly agreed to or represented by or on behalf of President by any of its employees or agents, or contained in any sales materials or brochures, shall be deemed to bind the parties hereto with respect to the subject matter hereof. Company acknowledges that it is entering into this Agreement solely on the basis of the representations contained herein.

19	INDEMNIFICATION

The Company hereby indemnifies and agrees to defend and hold harmless the President from and against any and all claims, demands and actions, and any liabilities, damages or expenses resulting there from, including court costs and reasonable attorneys' fees, arising out of or relating to the services performed by President under this Agreement or the representations

20	ATTORNEY'S FEES

Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to litigation to enforce this Agreement, the party or parties prevailing in such litigation shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys' fees and costs in such litigation from the party or parties against whom enforcement was sought.

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21	NONWAIVER

No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an executive officer of the Company or other person duly authorized by the Company.

22	APPLICABLE LAW

President shall comply with all applicable laws in performing Services but shall be held harmless for violation of any governmental procurement regulation to which it may be subject to. This Agreement shall be construed in accordance with the laws of Nevada

23	SEVERABILITY; ENFORCEMENT

If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect.

24	SCOPE OF AGREEMENT

If the scope of any of the provisions of the Agreement is too broad in any respect whatsoever to permit enforcement to its full extent, then such provisions shall be enforced to the maximum extent permitted by law, and the parties hereto consent and agree that such scope may be judicially modified accordingly and that the whole of such provisions of this Agreement shall not thereby fail, but that the scope of such provisions shall be curtailed only to the extent necessary to conform to law.

25	NOTICES

All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by certified or registered mail, return receipt requested, and addressed to the Company at:

TSI SPORTS INC

711 S Carson St Ste 4, Carson City, 89701 to the President at:

S Miklos

163 Killian Rd Maple On L6A 1A8

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Notice of change of address shall be effective only when done in accordance with this Section.

26	ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party. Except for the prohibition on assignment contained in the preceding sentence, this Agreement shall be binding upon and inure to the benefits of the heirs, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

COMPANY /S/ Sandor Miklos Authorized Signature	PRESIDENT /S/ Sandor Miklos Authorized Signature

A S Miklos Director _________________________ Print Name and Title	A S Miklos _______________________ Print Name and Title

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Appendix A

President & Chief Executive Officer (CEO)

JOB DESCRIPTION

Summary/Objective

The president is responsible for providing strategic leadership for the company by working with the Board and other management to establish long-range goals, strategies, plans and policies.

Essential Functions

Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

1.	Plan, develop, organize, implement, direct and evaluate the organization's fiscal function and performance.
2.	Participate in the development of the corporation's plans and programs as a strategic partner.
3.	Evaluate and advise on the impact of long range planning, introduction of new programs/strategies and regulatory action.
4.	Develop credibility for the finance group by providing timely and accurate analysis of budgets, financial reports and financial trends in order to assist the Board and senior executives in performing their responsibilities.
5.	Enhance and/or develop, implement and enforce policies and procedures of the organization by way of systems that will improve the overall operation and effectiveness of the corporation.
6.	Establish credibility throughout the organization and with the Board as an effective developer of solutions to business challenges.
7.	Provide technical financial advice and knowledge to others within the financial discipline.
8.	Improve the budgeting process on a continual basis through education of department managers on financial issues impacting their budgets.
9.	Provide strategic financial input and leadership on decision making issues affecting the organization; i.e., evaluation of potential alliances acquisitions and/or mergers and pension funds and investments.
10.	Optimize the handling of bank and deposit relationships and initiate appropriate strategies to enhance cash position.
11.	Develop a reliable cash flow projection process and reporting mechanism, which includes minimum cash threshold to meet operating needs.
12.	Act as an advisor from the financial perspective on any contracts into which the Corporation may enter.
13.	Evaluate the finance division structure and team plan for continual improvement of the efficiency and effectiveness of the group as well as providing individuals with professional and personal growth with emphasis on opportunities (where possible) of individuals.

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Competencies

1.	Leadership.
2.	Strategic Thinking.
3.	Business Acumen.
4.	Problem Solving/Analysis.
5.	Decision Making.
6.	Performance Management.
7.	Results Driven.
8.	Communication Proficiency.
9.	Financial Management.

Supervisory Responsibility

This position manages the senior executive team and is responsible for the performance management and input regarding hiring of senior-level management.

Travel

The technical aspects of the company are performed by software developers in offshore regions and as such extensive travel is required.

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